Exhibit 99.1

Corporación América Airports S.A. Reports August 2025 Passenger Traffic

Total passenger traffic up 10.2% YoY, up 13.5% YoY in Argentina

International passenger traffic up 9.6% YoY; up 18.9% YoY in Argentina

Luxembourg, September 17, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 10.2% year-on-year (YoY) increase in passenger traffic in August 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Aug'25	Aug'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,963	3,590	10.4%	29,020	26,589	9.1%
International Passengers (thousands)	3,231	2,948	9.6%	22,672	20,412	11.1%
Transit Passengers (thousands)	746	668	11.7%	5,253	4,725	11.2%
Total Passengers (thousands)[1]	7,940	7,205	10.2%	56,944	51,726	10.1%
Cargo Volume (thousand tons)	29.9	32.6	-8.2%	254.0	245.9	3.3%
Total Aircraft Movements (thousands)	78.1	72.8	7.2%	576.8	540.8	6.7%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.9%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 10.2% in August compared to the same month in 2024. Domestic passenger traffic rose by 10.4% year over year (YoY), largely driven by Argentina, along with strong performances in Brazil and, to a lesser extent, Italy. Meanwhile, international traffic grew by 9.6%, with all operating countries contributing positively YoY—except Uruguay—and particularly strong results in Argentina, Italy and Armenia. Notably, Argentina accounted for two thirds of the total traffic growth in August.

In Argentina, total passenger traffic increased by 13.5% YoY, driven by double-digit growth in both international and domestic segments. Domestic traffic maintained its strong performance, rising by 10.4% YoY despite the strike organized by the ATEPSA union on August 22, 24, and 26. International traffic also remained solid, increasing by 18.9% YoY, with particularly strong results on the Buenos Aires–Madrid route, which operated six daily flights with load factors of 94%. The winter season reached record highs in Bariloche and Mendoza, which were the destinations with the highest YoY growth among international travelers. Similar to domestic traffic, international operations were also affected by the ATEPSA union strike on August 22, 24, and 26.

In Italy, passenger traffic grew by 6.8% compared to the same month in 2024, mainly supported by an increase in flight frequencies by Ryanair. International passenger traffic, which accounted for over 80% of total traffic, rose by 6.7% YoY, driven by a 10.5% increase at Florence Airport and a 4.4% increase at Pisa Airport. Domestic passenger traffic grew by 6.9% YoY, supported by a strong performance at Pisa Airport (+10.9%) due to the increase in Ryanair’s flight frequencies, partially offset by a 3.5% decline at Florence Airport.

In Brazil, total passenger traffic increased by 10.2% YoY, reflecting an improvement in traffic trends despite ongoing challenges in the aviation environment. Domestic traffic, which accounted for almost 60% of total traffic, rose by a strong 13.7% YoY, while transit passengers increased by 4.9% YoY. Notably, although representing a small share of total traffic (5%), international traffic grew by 13.5% YoY.

In Uruguay, total passenger traffic, predominantly international, declined by 6.3% YoY. The year-over-year comparison was affected by JetSMART’s removal of the Montevideo–Buenos Aires route in the second half of 2024. In addition, traffic in August was impacted by a four-day scheduled closure of operations due to the installation of the new Category IIIb Precision Instrument Landing System (ILS CAT IIIb) on the main runway.

In Ecuador, where security concerns persist, passenger traffic increased by 2.0% YoY. International traffic grew by 3.6% YoY, mainly driven by JetBlue’s increased operations to New York and Avianca’s additional frequencies on its routes to New York, Bogotá, Medellín, and Buenos Aires. Domestic traffic rose by 2.3% YoY, although high airfares continued to weigh on travel demand.

In Armenia, passenger traffic increased by 7.2% YoY. Travel demand has benefited from the introduction of new airlines and routes, as well as increased flight frequencies. Wizz Air recently announced the opening of a new base at Yerevan’s Zvartnots Airport, with two aircraft and eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume decreased by 8.2% compared to the same month in 2024, with negative YoY contributions from all countries of operations. Performance by country was as follows: Armenia (-12.8%), Brazil (-9.8%), Italy (-8.4%), Ecuador (-7.4%), Uruguay (-7.1%), and Argentina (-6.8%). Argentina, Brazil, and Armenia accounted for 80% of the total cargo volume in August.

Aircraft movements increased by 7.2% YoY, with positive contributions from all countries of operation, except Uruguay: Armenia (+12.2%), Argentina (+8.5%), Italy (+6.6%), Brazil (+6.3%), Ecuador (+3.4%), and Uruguay (-5.1%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in August.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Aug'25	Aug'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	4,069	3,584	13.5%	31,063	27,226	14.1%
Italy	1,068	1,001	6.8%	6,654	6,119	8.8%
Brazil (1)	1,506	1,366	10.2%	10,744	10,166	5.7%
Uruguay	167	179	-6.3%	1,524	1,490	2.3%
Ecuador	450	442	2.0%	3,176	3,149	0.9%
Armenia	679	634	7.2%	3,783	3,577	5.8%
TOTAL	7,940	7,205	10.2%	56,944	51,726	10.1%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.9% for CAAP and 9.7% for Brazil.

Cargo Volume (tons)
Argentina	15,450	16,585	-6.8%	132,299	126,182	4.8%
Italy	747	815	-8.4%	8,350	8,357	-0.1%
Brazil	4,993	5,537	-9.8%	41,177	41,984	-1.9%
Uruguay	2,537	2,730	-7.1%	22,859	20,113	13.7%
Ecuador	2,775	2,996	-7.4%	24,036	25,361	-5.2%
Armenia	3,392	3,888	-12.8%	25,271	23,912	5.7%
TOTAL	29,894	32,551	-8.2%	253,992	245,909	3.3%
Aircraft Movements
Argentina	41,253	38,006	8.5%	315,311	291,646	8.1%
Italy	9,125	8,563	6.6%	60,064	55,838	7.6%
Brazil	13,742	12,933	6.3%	98,405	95,014	3.6%
Uruguay	2,181	2,297	-5.1%	21,998	21,118	4.2%
Ecuador	7,011	6,780	3.4%	52,672	50,963	3.4%
Armenia	4,760	4,244	12.2%	28,370	26,265	8.0%
TOTAL	78,072	72,823	7.2%	576,820	540,844	6.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716